SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ________________________

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 CRYOLIFE, INC.
                            (Name of Subject Company)

                                 CRYOLIFE, INC.
                        (Name of Filing Person (Issuer))

                    CERTAIN OPTIONS TO PURCHASE COMMON STOCK,
                            PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                            ________________________

                                   228903 10 0
         (CUSIP Number of Class of Securities - Underlying Common Stock)


                               STEVEN G. ANDERSON
                CHAIRMAN, PRESIDENT, AND CHIEF EXECUTIVE OFFICER
                                 CRYOLIFE, INC.
                           1655 ROBERTS BOULEVARD, NW
                             KENNESAW, GEORGIA 30144
                            TELEPHONE: (770) 419-3355
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              B. JOSEPH ALLEY, JR.
                            ARNALL GOLDEN GREGORY LLP
                     1201 WEST PEACHTREE STREET, SUITE 2800
                             ATLANTA, GEORGIA 30309
                            TELEPHONE: (404) 873-8688

                            CALCULATION OF FILING FEE

   --------------------------------------------------------------------------
   TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
   ==========================================================================

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     *    Set forth the amount on which the filing fee is  calculated  and state how it was determined.

     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               AMOUNT PREVIOUSLY PAID:               Not applicable.
               FILING PARTY:                         Not applicable.
               FORM OR REGISTRATION NO.:             Not applicable.
               DATE FILED:                           Not applicable.

     [x]  Check  the  box  if  the   filing   relates   solely  to   preliminary
          communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.
     [x]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

     The quarterly report on Form 10-Q of CryoLife, Inc. ("CryoLife") for the period ended June 30, 2003, filed with the Securities and Exchange Commission on August 5, 2003, contained the following statement in both Note 14 ("Subsequent Events") to the financial statements contained in Part 1, Item 1, and in Part 1,
Item 2, Management's Discussion and Analysis of Financial Condition and Results of Operations, under the heading, "Liquidity and Capital Resources -- Overall Trend in Liquidity and Capital Resources":

     "On August 4, 2003 the Company approved a buyback of employee stock options with an exercise price of $23 or greater. The option buyback was approved for an aggregate of up to $350,000 using a Black Scholes valuation model. The Company anticipates making the offer to employees in third quarter of 2003.

     NEITHER THE ABOVE STATEMENT NOR THIS QUARTERLY REPORT ON FORM 10-Q IS AN OFFER TO PURCHASE, OR A SOLICITATION OF AN OFFER TO SELL, OPTIONS TO
     PURCHASE SHARES OF COMMON STOCK OF CRYOLIFE, INC. SUCH AN OFFER WILL BE MADE ONLY BY AN "OFFER TO PURCHASE OPTIONS" AND RELATED "LETTER OF TRANSMITTAL" TO BE DISSEMINATED TO OPTIONHOLDERS AT A LATER DATE. OPTIONHOLDERS INVITED TO PARTICIPATE IN THE BUYBACK DESCRIBED IN THE ABOVE STATEMENT SHOULD READ THESE DOCUMENTS, AS WELL AS CRYOLIFE'S TENDER OFFER STATEMENT ON SCHEDULE TO, WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. THESE AND OTHER FILED DOCUMENTS WILL BE AVAILABLE FOR FREE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND CRYOLIFE. THE OFFER WILL NOT BE MADE TO, NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF, OPTIONHOLDERS IN ANY JURISDICTION IN WHICH MAKING OR ACCEPTING THE OFFER WOULD VIOLATE THAT JURISDICTION'S LAWS."

     Statements made in this Schedule TO that look forward in time or that express management's beliefs, expectations or hopes, including the Company's present intention to launch a tender offer, are forward-looking statements. The tender offer referenced herein may not occur as and when expected, if at all. Projected future events such as the intended tender offer are subject to risks and uncertainties, including the risk factors detailed in CryoLife's Securities and Exchange Commission filings, including CryoLife's Form 10-K filing for the year ended December 31, 2002, and Form 10-Q for the quarter ended June 30, 2003.